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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Alpha Natural Resources, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
02076X 10 2
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	02076X 10 2

1	NAMES OF REPORTING PERSONS: First Reserve GP IX, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
91-2092542

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0*

WITH:	8	SHARED DISPOSITIVE POWER:

0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* The beneficial ownership information set forth on this cover page is as of the date of this statement on Schedule 13G. See Item 4 of this statement for beneficial ownership information as of December 31, 2005.

CUSIP No.	02076X 10 2

1	NAMES OF REPORTING PERSONS: First Reserve GP IX, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
91-2084653

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0*

WITH:	8	SHARED DISPOSITIVE POWER:

0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* The beneficial ownership information set forth on this cover page is as of the date of this statement on Schedule 13G. See Item 4 of this statement for beneficial ownership information as of December 31, 2005.

CUSIP No.	02076X 10 2

1	NAMES OF REPORTING PERSONS: First Reserve Fund IX, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
91-2084652

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0*

WITH:	8	SHARED DISPOSITIVE POWER:

0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* The beneficial ownership information set forth on this cover page is as of the date of this statement on Schedule 13G. See Item 4 of this statement for beneficial ownership information as of December 31, 2005.

Item 1(a).	Name of Issuer
Alpha Natural Resources, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices
One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212

Item 2(a).	Name of Person Filing
First Reserve GP IX, Inc.
First Reserve GP IX, L.P.
First Reserve Fund IX, L.P.
12,462,992 of the shares listed in Item 4 below for First Reserve GP IX, Inc. (“GP IX Inc.”) and First Reserve GP IX, L.P. (“GP IX L.P.”) were (as of December 31, 2005) directly held by First Reserve Fund IX, L.P. (“Fund IX”), and the remaining 1,535,919 shares were (as of December 31, 2005) directly held by ANR Fund IX Holdings, L.P. (“Holdings”). GP IX L.P. is the general partner of each of Fund IX and Holdings and may be deemed to share beneficial ownership of the shares of the Issuer held by Fund IX and Holdings. GP IX Inc. is the general partner of GP IX L.P. and also may be deemed to share beneficial ownership of the shares of the Issuer held by Fund IX and Holdings.

Item 2(b).	Address of Principal Business Office or, if None, Residence
One Lafayette Place, Third Floor, Greenwich, Connecticut 06830

Item 2(c).	Citizenship
Delaware

Item 2(d).	Title of Class of Securities
Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number
02076X 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
As of December 31, 2005, the following shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Alpha Natural Resources, Inc., a Delaware corporation (the “Issuer”), were beneficially owned by the Reporting Persons (all percentages of Common Stock reported in this statement on Schedule 13G (the “Schedule 13G”) have been calculated based on the outstanding Common Stock as of January 1, 2006, as disclosed in Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-129030)):

First Reserve GP IX, Inc.:	Amount beneficially owned:	13,998,911
	Percent of class:	21.7%
	Sole voting power:	0
	Shared voting power:	13,998,911
	Sole dispositive power:	0
	Shared dispositive power:	13,998,911

First Reserve GP IX, L.P.:	Amount beneficially owned:	13,998,911
	Percent of class:	21.7%
	Sole voting power:	0
	Shared voting power:	13,998,911
	Sole dispositive power:	0
	Shared dispositive power:	13,998,911

First Reserve Fund IX, L.P.:	Amount beneficially owned:	12,462,992
	Percent of class:	19.4%
	Sole voting power:	0
	Shared voting power:	12,462,992
	Sole dispositive power:	0
	Shared dispositive power:	12,462,992
As a result of sales of Common Stock effected by the Reporting Persons subsequent to December 31, 2005 but prior to the date of this Schedule 13G, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑.

2

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

3

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

FIRST RESERVE GP IX, INC.
Date: February 8, 2006	By:	/s/ Anne E. Gold
Anne E. Gold, Assistant Secretary

FIRST RESERVE GP IX, L.P.
By:	First Reserve GP IX, Inc.,
Its General Partner

Date: February 8, 2006	By:	/s/ Anne E. Gold
Anne E. Gold, Assistant Secretary

FIRST RESERVE FUND IX, L.P.
By:	First Reserve GP IX, L.P.,
Its General Partner

By:	First Reserve GP IX, Inc.,
Its General Partner

Date: February 8, 2006	By:	/s/ Anne E. Gold
Anne E. Gold, Assistant Secretary

EXHIBIT INDEX
Exhibit 1           Joint Filing Agreement dated February 8, 2006 among the Reporting Persons.